UNITED STATES
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                               DaimlerChrysler AG
                    -----------------------------------------

                                (Name of issuer)



                                 Ordinary Shares
                    -----------------------------------------

                         (Title of class of securities)



                                    D1668R123
                    -----------------------------------------

                                 (CUSIP number)

                                 January 1, 1999
                     ------------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this schedule is filed:

                                ( ) Rule 13d-1 (b)
                                (x) Rule 13d-1 (c)
                                ( ) Rule 13d-1 (d)

--------------------------------
           CUSIP No.                           13G
           D1668R123
---------------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
--------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    121,121,706
                             ---------------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      23,181,374
                             ---------------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      126,131,026
                             ---------------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      24,701,328
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         150,832,354
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                |_|
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         15.2%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
--------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  DaimlerChrysler AG (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive office is Epplestrasse 225, 70546 Stuttgart, Germany.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG the "Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of the Reporting Person is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is ordinary shares (the "Ordinary Shares").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Ordinary Shares is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 (a) |_|  Broker or dealer  registered  under  section 15 of the
                     Act;

                 (b) |_| Bank as defined in section 3(a)(6) of the Act;

                 (c) |_| Insurance Company as defined in section 3(a)(19) of the
                     Act;

                 (d) |_| Investment  Company  registered  under section 8 of the
                     Investment Company Act of 1940;

                 (e) |_| An  investment  adviser in  accordance  with Rule 13d-1
                     (b)(1)(ii)(E);

                 (f) |_|  An  employee   benefit  plan,  or  endowment  fund  in
                     accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g) |_|  A  parent   holding   company  or  control  person  in
                     accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h) |_| A savings association as defined in section 3(b) of the
                     Federal Deposit Insurance Act;

                 (i) |_| A church plan that is excluded  from the  definition of
                     an  investment   company  under  section  3(c)(14)  of  the
                     Investment Company Act of 1940;

                 (j) |_| Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. (x)

Item 4.           Ownership.

                  (a)      Amount beneficially owned:

                           The  Reporting  Person  owns the  amount of  Ordinary
                  Shares set forth on the cover page.

                  (b)      Percent of class:

                           The Reporting  Person owns the percentage of Ordinary
                  Shares set forth on the cover page.

                  (c) Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                    The  Reporting  Person has the sole power to
                           vote or direct the vote of Ordinary Shares as set forth on the cover page.

                           (ii) shared power to vote or to direct the vote:

                                    The Reporting Person has the shared power to
                           vote or direct the vote of Ordinary Shares as set forth on the applicable cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                                    The  Reporting  Person has the sole power to
                           dispose or direct the disposition of Ordinary Shares as set forth on the cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                                    The Reporting Person has the shared power to
                           dispose or direct the disposition of Ordinary Shares as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person.

                  Except with respect to 121,121,706 Ordinary Shares held for its own account, investment management clients of the Reporting Person and its subsidiaries listed in Item 7 have the ultimate right to any dividends from Ordinary Shares and the proceeds from the sale of Ordinary Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  The following are subsidiaries of the Reporting Person which hold Ordinary Shares included in the figures on the cover page: Morgan Grenfell Investment Management Limited, Morgan Grenfell Investment Services Limited, Morgan Grenfell International Fund Management Limited, Tokai Morgan Grenfell International Fund Management Limited, Deutsche Gesellschaft fur Wertpapiersparen mbH, Deutsche Fund Management Inc., Deutsche Vermogensbildungsgesellschaft mbH, Deutsche Bank Investment Management S.A., DWS (Austria) Investmentgesellschaft mbH, Finanza & Futuro S.p.A., Deutsche Bank Fonds S.A., Deutsche Morgan Grenfell (C.I.) Ltd., Morgan Grenfell Trust Corporation (C.I.) Ltd., Deutsche Asset Management Investmentgesellschaft mbH., Deutsche Asset Management International GmbH, Deutscher Herold Allg. Vers,-AG der Deutschen Bank, Deutscher Herold Lebensvers,-AG der Deutschen Bank, DB Gestion Sociedad Gestora de Instituciones de Invesion Colectiva S.A., DB Asset Managment S.A., Deutsche Morgan Grenfell Trust Bank Limited, DB de Bary N.V., DB Luxembourg S.A., DB (Suisse) S.A., and Deutsche Securities Inc.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 281999



                                       DEUTSCHE BANK AG



                                       By: /s/ Dieter Eisele
                                          -----------------------------
                                       Name:   Dr. Dieter Eisele
                                       Title:  Group Head of Compliance



                                       By: /s/ Rainer Grimberg
                                          -----------------------------
                                          Name:   Dr. Rainer Grimberg
                                          Title:  Vice President